Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Granite Point Mortgage Trust Inc. for the registration of its common stock, preferred stock, depositary shares, debt securities, purchase contracts and purchased units and to the incorporation by reference therein of our reports dated March 1, 2024, with respect to the consolidated financial statements and schedule of Granite Point Mortgage Trust Inc., and the effectiveness of internal control over financial reporting of Granite Point Mortgage Trust Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, MN
August 9, 2024